Exhibit 99.1

Release

Frankfurt am Main	19 January 2014

Deutsche Bank reports preliminary full year and fourth quarter 2013 results

Full year 2013 results

•	Group income before income taxes (IBIT) of EUR 2.1 billion, up 154% from 2012

•	IBIT for Core Bank, which excludes the Non-Core Operations Unit, of EUR 5.3 billion, up 41%

•	Group net revenues of EUR 31.9 billion fell 5% and Core Bank net revenues of EUR 31.0 billion were 5% lower, both largely reflecting revenue declines in CB&S

•	Group noninterest expenses of EUR 27.8 billion

•	Adjusted cost base of EUR 23.2 billion for Group, and EUR 21.3 billion for Core Bank were down 6% and 7% respectively

•	Operational Excellence program achieved cumulative savings of EUR 2.1 billion, cost-to-achieve (CtA) was EUR 1.3 billion in the year

•	Litigation expenses of EUR 2.5 billion in 2013 as the bank put many major legacy issues behind it. Litigation reserves were EUR 2.3 billion at year end

•	Total assets (adjusted) at year end fell 11% to EUR 1.1 trillion for Group, and Core Bank adjusted assets fell 8% to EUR 1.0 trillion

•	CRD 4 leverage exposure of EUR 1.5 trillion was 14% lower and risk-weighted assets of EUR 355 billion were 11% lower than at end 2012

•	CRD 4 Common Equity Tier 1 capital ratio was 9.7% (fully loaded)

•	CRD 4 leverage ratio was 3.1% (adjusted fully-loaded)

•	Post-tax return on average active equity in 2013 was 2% for the Group and 7% for the Core Bank

Fourth quarter 2013 results

•	Group revenues were EUR 6.6 billion, down 16% from the prior year, largely reflecting CB&S results

•	Group loss before income taxes of EUR 1.2 billion

•	Group IBIT included material charges of EUR 623 million for Credit Valuation Adjustment (CVA), Debt Valuation Adjustment (DVA) and Funding Valuation Adjustment (FVA), EUR 509 million of CtA, and EUR 528 million for litigation

•	Core Bank loss before income taxes was EUR 26 million

•	Core Bank IBIT adjusted for CVA/DVA/FVA, CtA, litigation and Other items in the quarter was EUR 1.3 billion

Issued by Investor Relations of Deutsche Bank AG Taunusanlage 12, 60325 Frankfurt am Main Phone +49 69 910 35395, Fax +49 69 910 38591	Internet: www.db.com/ir E-Mail: db.ir@db.com	Release 1 | 9

Deutsche Bank (XETRA: DBKGn.DE / NYSE: DB) today reported results for fourth quarter and full year 2013. All figures reported herein are preliminary and unaudited. The Annual Report 2013 and Form 20-F, including the audited financial statements, are scheduled to be filed and published on 20 March 2014.

Jürgen Fitschen and Anshu Jain, Co-Chief Executive Officers, said: “2013 was the second successive year in which we have invested in the bank’s future growth and in further strengthening our controls while addressing legacy issues. These factors impacted our financial results. Nonetheless, underlying core business profitability was amongst the highest of the past decade, and we have made Deutsche Bank fitter, safer and better balanced. We expect 2014 to be a year of further challenges and disciplined implementation; however, we are confident of reaching our 2015 targets and delivering on our strategic vision for Deutsche Bank.”

Group Results

Group
in € m. (unless stated otherwise)	4Q2013	3Q2013	4Q2012	FY2013	FY2012
Net revenues	6,580	7,745	7,873	31,931	33,736
Provision for credit losses	689	512	434	2,029	1,721
Noninterest expenses	7,044	7,215	10,606	27,832	31,201
Thereof: Cost-to-achieve	509	242	356	1,331	905

Income (loss) before income taxes	(1,153)	18	(3,167)	2,071	814

Net income	(965)	51	(2,513)	1,082	315

Cost/income ratio	107%	93%	135%	87%	92%
Post-tax return on average active equity	(6.9)%	0.3%	(18.4)%	1.9%	0.5%

Fourth Quarter 2013

Deutsche Bank reported group net revenues in the fourth quarter of EUR 6.6 billion, 16% below the prior year period. The decline largely reflected weaker results in Corporate Banking & Securities (CB&S) and a smaller decrease in Global Transaction Banking (GTB) revenues. Quarterly revenues in Deutsche Asset & Wealth Management (DeAWM) were up 8% and unchanged in Private & Business Clients (PBC) from the prior year period.

Noninterest expenses in the fourth quarter of EUR 7.0 billion were 34% lower than in 4Q2012, which had included a substantial impairment of goodwill and intangibles as well as substantially higher litigation charges.

Loss before income taxes in the fourth quarter was EUR 1.2 billion and net loss was EUR 1.0 billion.

Full year 2013

Net revenues in 2013 were EUR 31.9 billion, a 5% decline from 2012. Most of the decline was attributable to CB&S revenues, along with a slight decrease in GTB, while PBC revenues in the year were unchanged and DeAWM revenues increased.

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Noninterest expenses in 2013 were EUR 27.8 billion, down 11% from 2012, reflecting cost reductions achieved by the bank as well as the absence of a substantial impairment of goodwill and intangibles expense taken in 2012.

IBIT for the full year was EUR 2.1 billion and net income was EUR 1.1 billion.

Specific items

	4Q2013
In EUR m	IBIT reported	CtA	Litigation	CVA/DVA/FVA	Other (net)[1]	IBIT adjusted
CB&S	95	(121)	(237)	(176)	2	627
GTB	95	(61)	(11)		(60)[2]	227
DeAWM	199	(73)	(56)		(14)	342
PBC	219	(252)	0		(2)	473
C&A	(635)	8	(3)	(276)	(4)	(361)

Core Bank	(26)	(498)	(306)	(452)	(78)	1,308

NCOU	(1,127)[3]	(10)	(222)	(171)	(3)

Group	(1,153)	(509)	(528)	(623)	(81)	587

Note: Numbers may not add up due to rounding

1)	Includes other severance and impairment of goodwill & intangibles
2)	Includes impairment of goodwill and other intangible assets of EUR 57 m
3)	Includes EUR (197) m for the anticipated sale of BHF

	FY2013
In EUR m	IBIT reported	CtA	Litigation	CVA/DVA/FVA	Other (net)[1]	IBIT adjusted
CB&S	3,071	(334)	(1,087)	(203)	(27)	4,722
GTB	1,117	(109)	(11)		(63)[2]	1,300
DeAWM	781	(318)	(50)		(20)	1,170
PBC	1,556	(552)	(1)		(14)	2,124
C&A	(1,248)	7	(8)	(276)	(20)	(951)

Core Bank	5,277	(1,307)	(1,157)	(479)	(144)	8,364

NCOU	(3,206)[3]	(24)	(1,296)	(171)	(4)

Group	2,071	(1,331)	(2,453)	(650)	(148)	6,653

Note: Numbers may not add up due to rounding

1)	Includes other severance and impairment of goodwill & intangibles
2)	Includes impairment of goodwill and other intangible assets of EUR 57 m
3)	Includes EUR (197) m for the anticipated sale of BHF

Adjusted Cost Base

In € m	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	FY	FY
	2012				2013				2012	2013
Noninterest expenses	6,993	6,635	6,967	10,606	6,623	6,950	7,215	7,044	31,201	27,832
Adj. cost base	6,411	6,117	6,045	6,090	6,034	5,910	5,600	5,699	24,664	23,243
excludes:
Cost-to-Achieve[1]	69	96	384	355	224	356	242 [4]	509	905	1,331
Litigation[2]	240	272	308	1,787	132	630	1,163	528	2,607	2,453
Policyholder benefits and claims	150	(3)	162	107	192	(7)	171	104	414	460
Other severance	101	98	43	5	11	42	14	2	247	69
Remaining	22	56	25	2,262 [3]	31	18	24	202 [5]	2,364	275
Cost/income ratio (adjusted)	70%	76%	70%	77%	64%	72%	72%	87%	73%	73%
Compensation ratio	40%	42%	38%	40%	38%	39%	38%	40%	40%	39%

Note: Figures may not add up due to rounding

1)	Includes CtA related to Postbank and OpEx
2)	Figures differ to previously reported numbers due to methodology change in 1Q2013
3)	Includes other divisional specific cost one-offs (including EUR 280 m charges related to commercial banking activities in the Netherlands, EUR 90 m IT write-down in DeAWM and impairment of goodwill and other intangible assets of EUR 1,876 m)
4)	Refinement of CtA related to de-risking activities
5)	Includes impairment of goodwill and intangibles of EUR 79 m and a significant impact from correction of historical internal cost allocation

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Capital, Liquidity and Funding

Group
in EUR bn (unless stated otherwise)	Dec 31, 2013	Sep 30, 2013	Dec 31, 2012
CET1 capital ratio[1] (in %)	9.7%	9.7%	7.8%

Risk-weighted assets[1]	355	365	401

Total assets (IFRS)	1,649	1,788	2,022

Total assets (adjusted)	1,080	1,122	1,209

CRD 4 leverage exposure	1,451	1,519	1,683

Leverage ratio[2]	3.1%	3.1%	2.6%

1)	Based on CRR/CRD 4 (pro-forma, fully loaded)
2)	Based on CRR/CRD 4 (pro-forma, fully loaded adjusted)

The bank’s Common Equity Tier 1 (CET1) capital ratio in accordance with CRD 4 (fully loaded) was 9.7% at year end, unchanged versus 30 September 2013. The reported loss in the quarter was offset by the EUR 10 billion reduction of risk-weighted assets.

The leverage ratio, on an adjusted fully loaded basis according to CRD 4, remained unchanged at 3.1% at year end compared to 30 September 2013.

Segment Results

Corporate Banking & Securities (CB&S)

in € m. (unless stated otherwise)	4Q2013	3Q2013	4Q2012	FY2013	FY2012
Net revenues	2,461	2,935	3,377	13,623	15,448
Provision for credit losses	65	43	43	185	81
Noninterest expenses	2,306	2,537	3,936	10,351	12,459
Thereof: Cost-to-achieve	121	73	86	334	311

Income (loss) before income taxes	95	345	(605)	3,071	2,891

Cost/income ratio	94%	86%	117%	76%	81%
Post-tax return on average active equity	(1)%	6%	(8)%	9%	9%

Fourth quarter 2013

The EUR 95 million IBIT for CB&S in 4Q2013 reflected lower revenues, as well as litigation costs and cost-to-achieve (CtA) spending related to the bank’s cost reduction efforts.

The 27% decline in CB&S revenues from the prior year period was mainly due to challenging conditions for our Fixed Income & Currencies business. Debt Sales & Trading quarterly revenues declined 31% from the prior year period, which more than offset 8% revenue growth in Equity Sales & Trading and stable year-over-year revenues in Origination & Advisory.

Fourth quarter results were also affected by a EUR 110 million charge for Debt Valuation Adjustment (DVA), and a EUR 149 million charge for Credit Valuation Adjustment (CVA), which offset a gain of EUR 83 million for Funding Valuation

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Adjustment (FVA). FVA is an adjustment being implemented in 4Q2013 that reflects the implicit funding costs borne by Deutsche Bank for uncollateralized derivative positions.

Excluding the effects of DVA, CVA and FVA, revenues in the fourth quarter decreased by 13% from the prior year period.

Most of the 41% decline in CB&S noninterest expenses from 4Q2012 reflected the absence of a EUR 1.2 billion charge related to an impairment of intangible assets in the prior year period. Adjusted for the impairment, non-interest expenses declined 17% or EUR 457 million, driven by our cost reduction efforts and favorable foreign exchange rate movements.

Global Transaction Banking (GTB)

in € m. (unless stated otherwise)	4Q2013	3Q2013	4Q2012	FY2013	FY2012
Net revenues	976	1,023	1,126	4,069	4,200
Provision for credit losses	86	58	67	315	208
Noninterest expenses	795	586	1,304	2,638	3,326
Thereof: Cost-to-achieve	61	18	41	109	41

Income (loss) before income taxes	95	379	(245)	1,117	665

Cost/income ratio	81%	57%	116%	65%	79%
Post-tax return on average active equity	0%	21%	(15)%	13%	10%

Fourth quarter 2013

GTB reported fourth quarter IBIT of EUR 95 million compared to a loss of 245 million in 4Q2012. The prior year period had included a number of charges related to the turn-around of the acquired commercial banking activities in the Netherlands. 4Q2013 included EUR 61 million of CtA and a EUR 57 million impairment of intangibles again related to the Netherlands commercial banking acquisition. Adjusted for those items, 4Q2013 IBIT was EUR 213 million.

The decrease in revenues by EUR 150 million, or 13%, versus 4Q2012 largely reflected the absence of a settlement payment for credit protection received from the seller related to the aforementioned acquisition in 4Q2012. Adjusted for that item, fourth quarter revenues were slightly above the prior year period, driven by strong transaction volumes and higher client balances that helped offset the margin pressure and the continued impact from the low interest rate environment.

The EUR 19 million increase in provision for credit losses to EUR 86 million from 4Q2012 mainly related to a single credit event in Trade Finance, which had also impacted first and second quarter 2013 provisions.

The 39% decline in noninterest expenses from 4Q2012 reflected the absence of charges taken in the prior year period related to the acquisition in the Netherlands and a litigation charge in 4Q2012. Adjusted for those effects, costs increased due to higher CtA and other expenses to support business growth.

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Deutsche Asset & Wealth Management (DeAWM)

in € m. (unless stated otherwise)	4Q2013	3Q2013	4Q2012	FY2013	FY2012
Net revenues	1,187	1,265	1,096	4,735	4,470
Provision for credit losses	9	1	2	23	18
Noninterest expenses	979	982	1,355	3,932	4,297
Thereof: Cost-to-achieve	73	60	15	318	105

Income (loss) before income taxes	199	282	(262)	781	154

Cost/income ratio	82%	78%	124%	83%	96%
Post-tax return on average active equity	6%	14%	(12)%	8%	2%

Fourth quarter 2013

DeAWM reported fourth quarter IBIT of EUR 199 million versus a loss of EUR 262 million in the prior year period that had included a substantial charge for the impairment of goodwill and intangibles and other non-recurring charges. Fourth quarter 2013 IBIT excluding CtA and litigation charges was EUR 328 million.

The 8% revenue increase from 4Q2012 largely reflected growth in higher margin products, in particular in the Active and Alternative Real Assets businesses.

The 28% decrease in noninterest expenses from the prior year period was mainly driven by a number of one-time charges in 4Q2012 which did not recur in 4Q2013. Excluding those prior year charges, and also excluding CtA and litigation, non-interest expenses fell 14%, or EUR 134 million, reflecting strong cost control efforts.

Asset outflows in the fourth quarter were EUR 8 billion and were mainly in cash and low margin products.

Private & Business Clients (PBC)

in € m. (unless stated otherwise)	4Q2013	3Q2013	4Q2012	FY2013	FY2012
Net revenues	2,393	2,324	2,403	9,550	9,540
Provision for credit losses	243	171	216	719	781
Noninterest expenses	1,931	1,805	1,899	7,274	7,224
Thereof: Cost-to-achieve	252	83	209	552	440

Income (loss) before income taxes	219	347	287	1,556	1,519

Cost/income ratio	81%	78%	79%	76%	76%
Post-tax return on average active equity	1%	8%	5%	7%	8%

Breakdown of Income (loss) before income taxes by business unit

	4Q2013	3Q2013	4Q2012	FY2013	FY2012
Private & Commercial Banking	21	74	5	341	468
Advisory Banking International	146	155	151	665	543
Postbank	52	117	131	550	508

Fourth quarter 2013

PBC fourth quarter IBIT was EUR 219 million. The 24% decline from fourth quarter 2012 largely reflects increased CtA of EUR 252 million for both the integration of Postbank and the OpEx program. Adjusted for CtA, IBIT was 5% lower than in the prior year period.

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While revenues remained stable versus 4Q2012, provision for credit losses increased by 12% versus prior year. Improvements in Germany were more than offset by an increase in provisions for Advisory Banking international.

Excluding the EUR 44 million increase in CtA, noninterest expenses were essentially unchanged versus 4Q2012.

Consolidation & Adjustments (C&A)

in € m. (unless stated otherwise)	4Q2013	3Q2013	4Q2012	FY2013	FY2012
Net revenues	(336)	(168)	(129)	(931)	(975)
Provision for credit losses	0	0	(1)	0	0
Noninterest expenses	293	(6)	583	331	582

Income (loss) before income taxes	(635)	(153)	(695)	(1,248)	(1,493)

Fourth quarter 2013

C&A reported a loss before income taxes of EUR 635 million in the fourth quarter, the most material effect coming from a EUR 276 million FVA charge related to internal funding transactions with Treasury to mitigate interest rate exposure. The results also include charges of EUR 132 million for UK and German bank levies.

Non-Core Operations Unit (NCOU)

in € m. (unless stated otherwise)	4Q2013	3Q2013	4Q2012	FY2013	FY2012
Net revenues	(101)	367	(0)	886	1,054
Provision for credit losses	288	238	105	788	634
Noninterest expenses	741	1,311	1,529	3,307	3,312

Income (loss) before income taxes	(1,127)	(1,183)	(1,648)	(3,206)	(2,923)

Fourth quarter 2013

NCOU recorded a loss before income taxes of EUR 1.1 billion in the fourth quarter reflecting the impact of our ongoing de-risking activities, litigation charges as well as a EUR 197 million loss related to the expected sale of BHF. The fourth quarter also included a EUR 171m charge for FVA.

The EUR 183 million increase in provision for credit losses versus 4Q2012 was largely due to specific credit events, mainly related to European Commercial Real Estate.

The EUR 788 million decrease in noninterest expenses from the fourth quarter 2012 was mainly the result of significantly lower litigation expense (EUR 222 million versus EUR 614 million) and by the absence of a EUR 421 million impairment of intangible assets in 4Q2012. Excluding these items, noninterest expenses were relatively unchanged.

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Total assets (adjusted) of EUR 53 billion came down by EUR 42 billion, or 44%, versus December 2012, while CRD4 risk-weighted asset equivalents of EUR 60 billion were EUR 46 billion, or 43%, lower.

These figures are preliminary and unaudited. The Annual Report 2013 and Form 20-F are scheduled to be published on 20 March 2014. We currently anticipate to publish the 4Q2013 Financial Data Supplement on 29 January 2014. On the same day we will host a press conference in Frankfurt.

For further information, please contact:

Press and Media Relations	Investor Relations

Armin Niedermeier +49 69 910 33402	+49 69 910 35395 (Frankfurt)
Christian Streckert +49 69 910 38079	+1 212 250 1540 (New York)
db.presse@db.com	db.ir@db.com

The preliminary 4Q / FY2013 results will be discussed in an Analyst Call on:

Date:	Monday, 20 January 2014

Time:	11.00 CET

Speakers:	Anshu Jain, Co-Chief Executive Officer Stefan Krause, Chief Financial Officer John Andrews, Head of Investor Relations

The conference call will be transmitted through the following channels:

Phone:	Germany:	+49 69 566 036 000
	U.K.:	+44 203 059 8128
	U.S.:	+1 631 302 6547

Please dial in 10 minutes prior to the start of the call.

Webcast: (listen only)	https://www.db.com/ir/video-audio - live and replay -

Slides:	The presentation slides will be available on line approximately one hour prior to the scheduled start of the Conference Call at https://www.db.com/ir/presentations

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This release contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of 15 April 2013 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

This release also contains non-IFRS financial measures. For a reconciliation to directly comparable figures reported under IFRS, to the extent such reconciliation is not provided in this release, refer to the presentation to be held on 20 January 2014, which will be available at www.deutsche-bank.com/ir.

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